Exhibit 99.1

PRESS RELEASE
Genoil releases 2016 financial results

Calgary, Alberta – February 23rd 2017 – Genoil Inc. (GNOLF), the publicly traded clean technology engineering company for the petroleum industry, today announced that it has filed its annual financial returns for 2016.

The return announces that all non-related third party debt has been paid off, and in addition all the holders of the related party debt are committed to the future of the company.

The corporation is actively working to turn Letters of Intent for projects into established and developed contracts. Genoil is approaching these negotiations as a General Contractor for these projects in co-operation with its partner, Beijing Petrochemical Engineering, a division of the Shaanxi Yanchang Petroleum Group, the fourth largest oil group in China.

In addition, the company has announced that it is in high level discussions with major oil companies in the Middle East, North and South America.

In a new venture for Genoil with its partner, the Hebei Zhongjie Petroleum Group M. V. completed a feasibility study by Shanghai Hoto Engineering Company, and is in talks for lining up financing for the resulting project. The feasibility study advanced the previous engineering feasibility conducted by a division of China National Petroleum Corporation, the third largest oil company in the world.

ENDS
About Genoil Inc.:
Genoil is a publicly traded Canadian clean technology engineering company for the petroleum industries.   Genoil is headquartered in Edmonton Alberta, with offices in Calgary, Sherwood Park, New York City, Constanta Romania, and Dubai & Abu Dhabi.  Genoil's has developed its proprietary technology, the Hydroconversion Upgrader (GHU), which converts heavy crude oils and refinery bottoms into clean burning fuels for transportation industries including shipping.  The GHU can be placed in remote locations, including receiving terminals, pipelines and ports.  The company operates one of the largest and most advanced pilot & design test facilities in the world, from its 147-acre site in Alberta, Canada,
About The Genoil Hydroconversion Upgrader:
The Genoil Hydroconversion Upgrader (GHU®), is an advanced upgrading and desulfurization technology, which converts heavy or sour crude oil into much more valuable light low sulfur oil for a very low cost. The Genoil GHU was designed to be versatile, can be placed at many different locations, either upstream at oil fields, or downstream at refineries, in a standalone form at ports and other logistical locations.

The GHU achieves 96% pitch conversion and 95% desulfurization with an operating cost of up to 75% less than the competition. For Conoco Canada Ltd, Genoil converted their bitumen of 6-8.5 API and converted it to 24.5 API.  We also removed 92% of the sulfur reducing the amount from 5.14 % to below 0.24%. These results were taken by Conoco Canada Ltd, who had them analyzed by Core Laboratories, one of the largest service providers of core and fluid analysis in the petroleum industry.
For further information, please contact:
Georgey Routen
BLUE
T: 01865 514214
E: georgina.routen@blue-comms.com